Exhibit 99.2

AMENDMENT TO
EMPLOYMENT AGREEMENT
FRANK GUARINO

AMENDMENT dated November 14, 2007 (the "Amendment") among Millennium Biotechnologies Group, Inc., a Delaware corporation ("Group"), Millennium Biotechnologies, Inc. (the "Company"), and Frank Guarino (the "Executive").

WHEREAS, the Executive is currently employed by the Company, a wholly owned subsidiary of Group, under an Employment Agreement dated as of November 11, 2005 (the "Employment Agreement"), in the position of Chief Financial Officer;

WHEREAS, the Executive has also served as Chief Financial Officer of Group, without additional consideration and on an “at will” basis;

WHEREAS, the Executive, Group and the Company have agreed that the Employment Agreement will be amended to include the Executive’s services as Chief Financial Officer and to provide additional compensation for such services.

NOW, THEREFORE, in consideration of the agreements hereinafter set forth and for other good and valuable consideration, the Company, Group and the Executive hereby agree that the Employment Agreement shall be amended as follows:

1.   Section 1.2 is amended to the extent that the reference to “Consent of the President” shall be amended to read: “Consent of the President or the Chief Executive Officer.”

2.   Section 1.1 is amended to the extent of providing that the Company and Group employ the Executive as Chief Financial Officer and the Executive agrees to serve both Group and the Company as Chief Executive Officer.

3.   Section 1.3 is amended to the extent of extending the termination date of the Term from December 31, 2010 to December 31, 2011.

4.   Section 2.1 is amended to provide that the Executive’s Base Salary shall be $150,000 per annum effective as of January 1, 2007 and increased to $200,000 per annum effective January 1, 2008.

5.   Section 2.2 is amended to read in its entirety as follows:

2.2. Bonus. The Company and Group shall pay the following bonus compensation to the Executive:

(i)	Group shall issue 1,000,000 shares of Group common stock to the Executive upon the execution of this Amendment.

(ii)
The Executive shall receive an annual bonus following each fiscal year during the Term of the Employment Agreement at the rate of $25,000 and 250,000 shares of Group common stock for each $5 million in revenue of the Company as reported in the Company’s annual financial statement, provided any bonus hereunder with respect to annual revenues exceeding $50,000,0000 shall be subject to the sole and exclusive discretion of Group’s Board of Directors.

6.   Section 3.1(b) is amended to the extent of increasing the Executive’s automobile allowances from $1,000 to $1,500 per month.

7.   MISCELLANEOUS

(a) Entire Agreement; Amendment. The Employment Agreement as amended herein represents the entire agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between or among Group, the Company and the Executive. The Employment Agreement may be further amended at any time by mutual written agreement of the parties hereto.

(b)  Counterparts.  This Amendment may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company and Group have caused this Amendment to be duly executed by their authorized representatives and the Executive has hereunto set his hand, in each case effective as of the day and year first above written.

Millennium Biotechnologies Group, Inc. Millennium Biotechnologies, Inc.

By: /s/ Jerry E Swon

Executive

/s/ Frank Guarino
Frank Guarino